Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Joins HP OpenNFV Program as Application Partner

TEL AVIV, Israel – June 25, 2015 –RADCOM Ltd. (NASDAQ: RDCM) a leading innovative customer experience provider, today announced it has joined the HP OpenNFV Partner Program as an application partner.

RADCOM’s MaveriQ, is a world leading NFV -based CEM solution, bringing Customer Experience Management to the NFV (Network Functions Virtualization) arena. In addition, RADCOM’s VNF (Virtual Network Function) solution boasts MaveriQ Manager, a VNF management suite, offering carriers full automation for managing the MaveriQ CEM solution on Cloud networks.

MaveriQ revolutionizes customer experience analysis, by providing clear visibility into 4G LTE and VoLTE Key Performance and Quality Indicators (KPIs/KQIs) for networks deployed on NFV Cloud based infrastructure, such as vEPC and vIMS.

As a result of RADCOM’s participation in the HP OpenNFV Partner Program, RADCOM customers can now enjoy a state of the art NFV CEM solution which is fully integrated and interoperable with HP Helion OpenStack® Carrier Grade, an open source based cloud platform to support communications service providers’ reliability, scalability and performance requirements and comprehensive management and orchestration software, HP NFV Director.

This allows carriers to fully enjoy the benefits of the cloud:

•	Reduced OPEX: Automating solution roll out

•	Accelerated Time-to-Market: Reducing the time to deploy new elements

•	High Agility and Flexibility: Quickly scale up or down to address changing demands

•	High Availability: Automated healing & redundancy

”We are happy to expand our relationship with HP by joining the HP OpenNFV Partner Program in addition to the AllianceOne partner program. RADCOM is excited to leverage these most advanced capabilities and be the first fully virtual CEM solution in its market” said Eyal Harari, RADCOM’s VP Products and Marketing. “MaveriQ’s unique software-based architecture works with leading MANO systems and NFVI, and is currently undergoing trials with leading operators.”

“The HP OpenNFV program is built on providing open, proven and innovative NFV solutions to our customer experience management partners to help them provide solutions for leading telecom operators and communications service providers, ” said Werner Schaefer, Vice President, Network Functions Virtualization, HP. “We welcome RADCOM as a partner and look forward to them being a key member of our ecosystem and helping us to provide communications service providers with world-class virtualized CEM solutions.”

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Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

Tally Kaplan Porat
Director of Marketing Communications
 +972.52.2455708
+1.408.805.3009
tallyk@radcom.com

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.